EXHIBIT 99.1

CAPITALISATION
The following table shows the capitalisation and indebtedness of Lloyds Banking Group plc together with its subsidiaries (the Group) on a consolidated basis as at 30 September 2026. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 30 Sep 2026 £m

Equity
Ordinary shareholders’ equity	40,193
Other equity instruments	5,551
Non-controlling interests	227
Total equity	45,971

Indebtedness
Subordinated liabilities	8,404
Debt securities
Debt securities in issue at amortised cost	92,477
Liabilities designated at fair value through profit or loss	3,805
Total debt securities	96,282
Total indebtedness	104,686

Total capitalisation and indebtedness	150,657
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 30 September 2026, all indebtedness was unsecured except for £21.9 billion of securitisation notes and covered bonds and £1.4 billion of debt securities issued by the Group’s asset-backed conduits.
There have been no issuances or redemptions of subordinated liabilities, debt securities or other equity instruments since 30 September 2026.
There has been no material change in the information set forth in the table above since 30 September 2026.